RADICA GAMES LIMITED
                     ANNOUNCES CHICKEN SOUP FOR THE SOUL(R)
                                LICENSE AGREEMENT

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JUNE 7, 1999                                PRESIDENT & CEO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            PRESIDENT ASIA OPERATIONS
                                            & CFO
                                            (HONG KONG)
                                            (852) 2688 4201


(Hong Kong) Radica (NASDAQ RADA) has entered into an exclusive worldwide licensing agreement with SloaneVision Unlimited for the rights to market Chicken Soup for the Soul(R) branded electronic handheld products. The Company said it plans to introduce two Chicken Soup for the Soul products during 2000. The agreement runs through 2002.

Pat Feely, Radica's CEO said, "Chicken Soup for the Soul is one of the best-selling publishing properties today. Radica is thrilled to be developing innovative new electronic inspirational products that will feature the Chicken Soup for the Soul theme. This popular license provides yet another example of Radica's strategic direction to broaden the array of important properties featured in our product line."

"Chicken Soup for the Soul is ecstatic about out recent partnership with Radica!" said Mark Victor Hansen, co-creator of the #1 New York Times Bestselling Chicken Soup for the Soul series. "In a market dominated by over-amped action, we look forward to creating a running synergy with this mega-successful company to produce fun and worthwhile products."

Radica plans to offer its new Chicken Soup for the Soul products first quarter 2000. The first two titles will be based on the best selling "Chicken Soup for the Soul" and "Chicken Soup for the Teenage Soul" books. The products will provide the same daily inspiration that has made this series of books bestsellers with over 44 million copies sold.

SloaneVision Unlimited represents Chicken Soup for the Soul as its worldwide licensing agent. "We have successfully translated this special publishing property into a variety of products that make sense." states Lois Sloane, President of SloaneVision. "Radica's unique hand-held electronic products give one the power to bring forth the feeling of well-being, created by Chicken Soup for the Soul, on-demand."

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item
         1.  Description of Business - Risk Factors" in such report on
         Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com."

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